SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No....) ........................................
(Name of Issuer)
Nestor Inc
(Title of Class of Securities)
.......Common
......................................
(CUSIP Number)
.....641074505
..........................................
(Date of Event Which Requires Filing of
this statement)
August 28, 2009
Check the appropriate box to designate the

Rule pursuant to which this Schedule is filed:
[ X] Rule 13d-1(b)

[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be
"filed" for the purpose of Section 18 of the Securities
 Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that section of the
 Act but shall be subject to all
other provisions of the Act (however, see the
 Notes).
CUSIP No. 641074505
(1)Names of reporting persons. I.R.S.
 Identification Nos. of above
 persons (entities only)

Goldman Capital Management Inc.
13-3279572

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)
(3) SEC use only
(4) Citizenship or place of organization
New York
Number of shares beneficially owned by each reporting

 person with:
(5)Sole voting power  0
(6)Shared voting power
(7)Sole dispositive power
(8)Shared dispositive power

(9)Aggregate amount beneficially owned
by each reporting person 0
(10)Check if the aggregate amount in Row
 (9) excludes certain
shares (see instructions)
(11)Percent of class represented by amount
 in Row 9
  0
(12)Type of reporting person (see instructions)
IA
Instructions for Cover Page
(1)Names and I.R.S. Identification Numbers of
 Reporting Persons---Furnish the full legal name of each person for whom the report is filed---i.e., each person required to sign the schedule itself---including each member of a group. Do not include the name of a person required to be identified in the report but
 who is not a reporting person. Reporting persons are also requested to furnish their
 I.R.S. identification numbers, although
disclosure of such numbers is voluntary, not
 mandatory (see "SPECIAL INSTRUCTIONS FOR
COMPLYING WITH SCHEDULE 13G", below).
(2)If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed,
 please check row 2(a). If the reporting
person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b) [unless it is a joint
filing pursuant to Rule 13d-1(k)(1) in which
 case it may not be necessary to check row
2(b)].
(3)The third row is for SEC internal use;
please leave blank.
(4) Citizenship or Place of Organization---
Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.
(5)-(9), (11)Aggregated Amount Beneficially
Owned By Each Reporting Person, etc.---Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of
Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).
(10)Check if the aggregate amount reported as beneficially owned in row 9 does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the

Securities Exchange Act of 1934.
(12)Type of Reporting Person---Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G)
 and place the appropriate symbol on the
form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Other
OO
Notes:
Attach as many copies of the second part of the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G, or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items
provide all the disclosure required by the schedule
 item. Moreover, such a use of a cover
page item will result in the item becoming a part
 of the schedule and accordingly being
considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.
Reporting persons may comply with their cover page
 filing requirements by filing either
completed copies of the blank forms available from
 the Commission, printed or typed
facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's
 regulations and meet existing
Securities Exchange Act rules as to such matters as
 clarity and size (Securities Exchange
Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

Under Sections 13(d), 13(g), and 23 of the Securities
 Exchange Act of 1934 and the rules
and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.
Disclosure of the information specified in this
 schedule is mandatory, except for I.R.S.
identification numbers disclosure of which is voluntary.
 The information will be used for
the primary purpose of determining and disclosing the
 holdings of certain beneficial owners
of certain equity securities. This statement will be
 made a matter of public record.
Therefore, any information given will be available for
 inspection by any member of the
public.
Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statues or
provisions. I.R.S. identification numbers, if furnished,
 will assist the commission in
identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
Failure to disclose the information requested by this
 schedule, except for I.R.S.
identification numbers, may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.
General Instructions
Statements filed pursuant to Rule 13d-1(b) containing
 the information required by this
schedule shall be filed not later than February 14
 following the calendar year covered by
the statement or within the time specified in Rules
 13d1(b)(2) and 13d-2(c). Statements
filed pursuant to Rule 13d-1(c) shall be filed within
 the time specified in Rules 13d-1(c),
13d- 2(b) and 13d-2(d). Statements filed pursuant to Rule

13d-1(d) shall be filed not later
than February 14 following the calendar year covered by the statement pursuant to Rules

13d-1(d) and 13d-2(b).
Information contained in a form which is required to
 be filed by rules under Section 13(f)
for the same calendar year as that covered by a statement
 on this schedule may be
incorporated by reference in response to any of the items
 of this schedule. If such
information is incorporated by reference in this schedule,
 copies of the relevant pages of
such form shall be filed as an exhibit to this schedule.
The item numbers and captions of the items shall be
 included but the text of the items is
to be omitted. The answers to the items shall be so
 prepared as to indicate clearly the
coverage of the items without referring to the text
 of the items. Answer every item. If an
item is inapplicable or the answer is in the negative, so state.
Item 1.
Item 1(a) Name of issuer:
Nestor Inc

Item 1(b) Address of issuer's principal executive offices:
42 Oriental St
Providence RI 02908
Item 2.
2(a) Name of person filing: Goldman Capital Management Inc.
 2(b) Address or principal business office or, if none, residence:
320 Park Ave.
New York NY 10022
2(c) Citizenship: US
2(d) Title of class of securities: Common
2(e) CUSIP No.: 641074505
Item 3.
If this statement is filed pursuant to Rules 13d-1(b),
 or 13d-2(b) or (c), check whether
the person filing is a:
[ ] Broker or dealer registered under Section 15 of the Act.
[ ] Bank as defined in Section 3(a)(6) of the Act.
[ ] Insurance company as defined in Section 3(a)(19) of
 the Act.
[ ] Investment company registered under Section 8 of the
 Investment Company Act of 1940.
[X ] An investment adviser in accordance with Rule 13d1
(b)(1)(ii)(E);

[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
[ ] A savings associations as defined in Section 3(b)
 of the Federal Deposit Insurance Act
(12 U.S.C. 1813);
[ ] A church plan that is excluded from the definition
 of an investment company under
section 3(c)(14) of the Investment Company Act of 1940;
[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership
Provide the following information regarding the aggregate
 number and percentage of the
class of securities of the issuer identified in Item 1.
Amount beneficially owned: 0
Percent of class: 0
Number of shares as to which such person has:

Sole power to vote or to direct the vote:

Shared power to vote or to direct the vote:

Sole power to dispose or to direct the disposition of shared power to dispose or to direct the disposition of:

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).
Item 5.
Ownership of 5 Percent or Less of a Class. If this
 statement is being filed to report the
fact that as of the date hereof the reporting person
 has ceased to be the beneficial owner
of more than 5 percent of the class of securities,
 check the following [  X ].
Instruction. Dissolution of a group requires a response
 to this item.
Item 6. Ownership of More than 5 Percent on Behalf of
 Another Person
If any other person is known to have the right to receive
 or the power to direct the
receipt of dividends from, or the proceeds from the sale
 of, such securities, a statement
to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the
shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not
required.
N/A
Item 7. Identification and Classification of the Subsidiary
 Which Acquired the Security
Being Reported on by the Parent Holding Company or Control
Person.
If a parent holding company or control person has filed this schedule pursuant to Rule
13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach
 an exhibit stating the identity
and the Item 3 classification of the relevant subsidiary.
If a parent holding company or
control person has filed this schedule pursuant to Rule
13d1(c) or Rule 13d-1(d), attach
an exhibit stating the identification of the relevant subsidiary.
N/A
Item 8. Identification and Classification of Members of the Group
If a group has filed this schedule pursuant to Rule 13d1(b)
(ii)(J), so indicate under Item
3(j) and attach an exhibit stating the identity and Item 3
 classification of each member of
the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
N/A
Item 9. Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual
capacity. See Item 5.
N/A
Item 10. Certifications
The following certification shall be included if the statement is filed pursuant to Rule
13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities
 and
were not acquired and are not
held in connection with or as a participant in any transaction having that purpose or effect.
The following certification shall be included if the
 statement is filed pursuant to Rule
13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect
of changing or influencing the control of the issuer
 of the securities and were not
acquired and are not held in connection with or as a
 participant in any transaction having
that purpose or effect.
After reasonable inquiry and to the best of my knowledge
 and belief, I certify that the
information set forth in this statement is true, complete and correct.
Dated: September 3, 2009
Signature: Neal I Goldman
Name/Title: Neal I Goldman, President
The original statement shall be signed by each person
 on whose behalf the statement is
filed or his authorized representative. If the statement
 is signed on behalf of a person by
his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person
shall be filed with the statement, provided, however, that
 a power of attorney for this
purpose which is already on file with the Commission may
 be incorporated by reference. The
name and any title of each person who signs the statement
 shall be typed or printed beneath
his signature.
Note: Schedules filed in paper format shall include a
 signed original and five copies of
the schedule, including all exhibits. See Rule 13d-7 for
 other parties for whom copies are
to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Regulatory History
43 FR 18499, April 28, 1978, as amended at 43 FR 55756,
 Nov. 29, 1978; 44 FR 2148, Jan. 9,
1979; 44 FR 11751, March 2, 1979; 61 FR 49957, 49959,
Sept. 24, 1996; 62 FR 35338, 35340,
July 1, 1997; 63 FR 2854, 2867, Jan. 16, 1998, as
corrected at 63 FR 15286, 15287, March
31, 1998
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